ADDENDUM TO UNDERWRITING AGREEMENT
DATED MAY 16, 1995 BETWEEN ARIEL DISTRIBUTORS, LLC
(f/k/a ARIEL DISTRIBUTORS, INC.) AND ARIEL INVESTMENT TRUST

For the services performed and the obligations assumed by Ariel Distributors, LLC (f/k/a Ariel Distributors, Inc.), in respect to Ariel Fund, Ariel Appreciation Fund, Ariel Focus Fund and Ariel Discovery Fund, Ariel Distributors LLC, shall be paid no more often than weekly a distribution service fee at the annual rate of 0.25% of the respective average daily net assets of such series.

Dated: November 16, 2010

ARIEL INVESTMENTS, LLC

By:    /s/ Mellody Hobson

Title:  President

ARIEL INVESTMENT TRUST

By:   /s/ Anita M. Zagronik

Title:  Vice President, CFO